American Bonanza Gold Corp.
Management’s Discussion and Analysis
(Three months ended March 31, 2008, as of May 9, 2008)

General

The following discussion of performance, financial condition and analysis should be read in conjunction with American Bonanza Gold Corp. (“the Corporation”) annual audited consolidated financial statements for the year ended December 31, 2007 and the unaudited consolidated financial statements of the Corporation for the three months ended March 2008 and 2007. All amounts are expressed in Canadian Dollars unless otherwise indicated.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis may be deemed forward-looking statements. All statements other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Corporation is an exploration stage company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. The Corporation is developing its advanced stage 100% owned Copperstone gold project in Arizona and continues its advanced exploration program on its 100% owned Fenelon gold project located in Quebec. An aggressive surface drilling program is ongoing to expand the known resource of both projects and to test several high priority exploration targets. In addition to these advanced properties, the Corporation continues to progress other projects, including the Martiniere and Northway in Quebec, Gold Bar in Nevada, and Northshore in Ontario.

Overview of Performance

The Corporation’s working capital as at March 31, 2008 was $5,355,736 compared with a working capital position of $5,963,158 as at December 31, 2007. The decrease in working capital was the result of the exploration expenditures at the Copperstone, Fenelon and other properties totalling $417,551 (2007 – $715,375). Funding for the operating activities in the period was $440,631 (2007 – $596,517). The loss for the three months ended March 31, 2008 was $416,062 or $0.00 per share compared with a net loss of $272,908 or $0.00 per share for the three months period ended March 31, 2007.

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation and Bonanza.

	March 31,			December 31,
	2008	2007	2007	2006	2005
	$	$	$	$	$
Net loss	(416,062)	(272,908)	(946,457)	(1,740,706)	(4,215,960)
Net loss per share	(0.00)	(0.00)	(0.01)	(0.02)	(0.06)
Total cash and cash equivalents	3,398,603	4,838,113	4,266,063	6,150,005	5,413,900
Working capital	5,355,736	6,019,952	5,963,158	6,980,811	5,177,422
Total liability	1,974,784	3,201,918	1,626,804	1,951,981	2,166,830
Total assets	60,661,516	59,368,619	60,963,361	59,751,226	54,428,595
Shareholders’ equity	58,686,732	56,166,701	59,336,557	57,799,245	52,261,765

Results of Operations

For the three months ended March 31, 2008, the Corporation had a net loss of $416,062 or $0.00 per share compared to a net loss of $272,908 or $0.00 per share with the corresponding period in 2007. Stock-based compensation expense for this period was $217,200 (2007 - $7,364). Interest income decreased to $27,325 from $63,516 which was the direct result of decreased cash balances and lower interest rates for the current period compared to the same period during 2007. General and administrative costs decreased to $166,051 from $242,035 in 2007. Office and administration expenses decreased to $1,817 from $34,382.

Exploration office expenses decreased to $22,077 in the three months from $44,649 in 2007. Activities relating to property evaluations and investigations are ongoing. Exploration expenses in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

Summary of Quarterly Results

Selected consolidated financial information for each of the most recently completely quarters of fiscal 2008, 2007 and 2006 are as follows:

	2008		2007			2006
	Mar.	Dec.	Sept.	Jun.	Mar.	Dec.	Sept.	Jun.
	$	$	$	$	$	$	$	$

Interest	27,325	12,466	19,853	38,328	63,516	65,825	81,664	38,891
Net income (loss) for
period	(416,062)	(62,575)	(162,289)	(448,685)	(272,908)	420,651	(411,177)	(657,305)
Net income (loss) per
share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)

Liquidity and Capital Resources

The Corporation’s working capital as at March 31, 2008 was $5,355,736 compared with a working capital position of $5,963,158 as at December 31, 2007. Flow-through funds of $1,026,676 are included in the current working capital. Flow-through funds are restricted to Canadian Exploration Expenditures, as defined in the Canadian Income Tax Act. The decrease in working capital in the period was the result of the expenditures in the period at the Copperstone, Fenelon and other gold properties totalling $417,551 and support for operating activities totalling $440,631. As of March 31, 2008 $1,845,461 accrued receivable from Revenue Quebec and the Ministry of Natural Resources of the Government of Quebec related to exploration expenditures occurred in that province during the previous years and up to the current quarter remained outstanding. As of March 31, 2008, interest payable related to a 2002 and 2003 reassessment by Revenue Quebec amounts to $12,191 remained outstanding. The Corporation is contesting the interest portion of the 2002 and 2003 assessments.

During 2006 the Corporation continued its surface and underground drilling program at the Copperstone project. This program phase was completed and the result of the preliminary assessment prepared by AMEC was filed on SEDAR on March 28, 2006. In August, 2006, the Corporation began a large drilling campaign designed to expand the high grade gold resources at the 100% owned Copperstone gold project in Arizona. The drilling was completed ahead of schedule, consisting of 27 drill holes with a combined length of 7,695 meters. In April of 2007, the Corporation began Phase II drilling. In September, 2007 Phase II drilling was completed consisting of 16 drill holes and a combined length of 5,238 meters (17,180 feet). This drilling phase was designed to test the continuity, geometry, and overall significance of the gold intercepted in several targets during Phase I drilling. Re-interpretation of previous geophysical data and a new ground magnetic survey also contributed to the targeting for the Phase II drilling. Total development and exploration expenditures at the Copperstone project during the three months period ended March 31, 2008 totalled $185,734 or $18,325,493 since the program began in 2003.

On May 31, 2006 the Corporation completed a private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) in the amount of $8,140,000. The private placement consists of 7,400,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit, for gross proceeds of $4,070,000. Each unit is comprised of one common share and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 for a period of 18 months after the closing date.

The Agents were paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents received compensation warrants exercisable for non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants will be exercisable at a price of $0.65 per compensation share for a period of 18 months after the closing date.

In November 2007, upon TSX approval, 4,736,000 share purchase warrants were re-priced from $0.65 to $0.30 and the expiry date were extended from November 30, 2007 to June 2, 2008.

On June 7, 2007 the Corporation reached an option agreement in principle with Cusac Gold Mines Ltd. (“Cusac”) for the sale of its Taurus Project for total cash consideration valued of up to $11 million plus up to 3 million common shares of Cusac. On June 22, 2007 the Corporation received its first instalment of 1,500,000 common shares from Cusac. On December 19, 2007 Cusac entered into a definitive merger agreement with Hawthorne Gold Corp. (“Hawthorne”) and as part of the merger agreement, Cusac assigned to Hawthorne all of its rights to the option to acquire the 46 mineral claims of the Taurus Gold property near Cassiar from the Corporation. The option assignment and amendment agreement (the “Agreement”) amends the terms of the original option agreement and requires Hawthorne to pay the Corporation $6 million over two years, consisting of $1 million by December 22, 2007, $2 million by June 22, 2008, $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. A further $3 million is payable upon completion of a positive feasibility study recommending production, or production, whichever comes first. Pursuant to the Agreement, Hawthorne is required to issue 250,000 common shares to the Corporation on or before December 22, 2008. The Corporation agreed to the removal of the $2 million bonus payment which would have been payable if the price of gold closes above US $800 per ounce for a period of 100 consecutive days.

On December 22, 2007 the Corporation received the $1,000,000 option payment from Hawthorne as per the Agreement.

Effective November 15, 2007, the Corporation entered into an agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”) for the joint exploration and development of the Corporation’s Northway property and Agnico-Eagle’s Vezza property.

The agreement provides that the Corporation will grant Agnico-Eagle the option to acquire a 70% interest in the Northway property. To exercise the option, Agnico-Eagle must expend $1,699,500 in exploration expenditures on the Northway property over a three year period and must assign a 30% interest in the Vezza property to the Corporation. After exercise of the option, the combined Northway and Vezza properties will be operated on a joint venture basis with the Corporation initially holding a 30% interest in the joint venture. Agnico-Eagle will be the operator during the initial option period and under the joint venture.

The Corporation has agreed to fund $160,500 in exploration expenditures during the first year, and a total of $555,000 during the remaining two years. Failure by the Corporation to contribute the required expenditures in the following two years will result in the dilution of its ownership interest percentage in both the Vezza and the

Northway properties upon exercise of the option by Agnico-Eagle, who has agreed to fund $374,500 towards the first year expenditures. However, if Agnico-Eagle fails to contribute the balance of their projected expenditures, they will not acquire any interest in the Northway property and each party will recover their original 100% interest in their respective properties.

After the exercise of the option, Agnico-Eagle will have the right to increase its interest in the property by 10% by solely financing expenditures required to complete a feasibility study on the property. Should either party be diluted to less than a 10% interest in the properties, their interest will be converted to a 1% net smelter return royalty, of which up to one half may be purchased for $1,000,000. The transaction is subject to execution of a formal option and joint venture agreement and regulatory approval.

On December 19, 2007 the Corporation completed a private placement of selling 3,267,000 units through Dundee Securities Corporation (the "Agent"), and 1,750,000 units on a non-brokered basis, at a price of $0.40 per unit for gross proceeds of $2,006,800. Each unit consisted of two common shares, of which one was designated as a "flow-through share" for the purposes of the Income Tax Act (Canada) and one common share which was not designated as a flow through share, and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.30 until June 19, 2009.

The Agent was paid a cash fee of equal to 8% of the proceeds raised pursuant to the brokered portion of the financing. In addition, the Agent received warrants exercisable to purchase 522,720 common shares of the Corporation at a price of $0.30 per share until June 19, 2009. Using the Black-Schole valuation model, a value of $33,100 was assigned to the 522,720 share purchase warrants with a weighted average price of $0.06 per warrant, 1.5 year expected life, 63% volatility and 3.87% risk free rate. No commission was paid on the non-brokered portion of the financing.

All securities issued in connection with the private placement were subject to four month hold period that expired April 19, 2008. The proceeds from this financing will be used primarily to fund ongoing exploration at the Corporation's Copperstone project in Arizona, USA and at its projects in Quebec and Ontario, and for general working capital.

On December 31, 2007 the Corporation entered into a non-brokered private placement to which it has agreed to issue 2,500,000 units with the same term as the December 19, 2007 financing for total proceeds of $1,000,000.

As at March 31, 2008, the Corporation had cash of $3,398,603 compared to $4,266,063 as at December 31, 2007.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned exploration programs in 2008.

Transactions with Related Parties

(a)

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During the three months ended March 31, 2008 the Corporation recovered management and consulting fees of $35,000 and general and administration expenses of $17,500 from these companies.

(b)	As at March 31, 2008, there were $33,833 accounts receivable due from companies with certain directors in common.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Critical Accounting Estimates and Risk Factors

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s recoverability of the carrying value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none of the Corporation’s properties have a known body of commercial ore.

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects are based on estimated underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Adoption of New Accounting Standards

Inventories, Section 3031

In June 2007, the Canadian Institute of Chartered Accountants (CICA) issued section 3031, “Inventories,” to replace existing section 3030. The new section, which was effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. The application of this section did not have a significant impact on the company’s financial statements.

Goodwill and intangible assets, Section 3064

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for us beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period,” will be withdrawn. This will result in a change to our accounting for the start up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. We are currently assessing the impact on our financial statements.

Financial Instruments and Other Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable. It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

Marketable securities are subject to market price fluctuations. The effect of adopting the new accounting standards on the marketable securities as at January 1, 2007 is summarized below. As prescribed by these standards, prior periods have not been restated.

		2008
		Accumulated
	Carrying Value,	Unrealized	Fair Value,
	Opening	Gains (Loss)	March 31,
	$	$	$
- Bayswater Uranium Corporation	10,200	6,960	17,160
- Hawthorne Gold Corp.	300,000	(134,211)	165,789

	310,200	(127,251)	182,949

Pursuant to the terms of an Option Agreement entered into with Northern Canadian Minerals Inc. (“NCA”) (note 6(c)) the Corporation received 60,000 NCA common shares and other consideration for entering into this Agreement. On January 11, 2008 Bayswater Uranium Corporation (“BAY”) acquired NCA. and exchanged 39,000 BAY shares for the 60,000 NCA shares. The quoted market value of BAY shares was $17,160 at March 31, 2008.

On June 22, 2007, the Corporation received 1,500,000 common shares of Cusac Gold Mines Ltd. (Cusac) upon the execution of the option agreement as described on note 6(b)(ii). The shares were valued as $300,000 based on quoted market value of the shares. On December 19, 2007, Cusac and Hawthorne Gold Corp. entered into a definitive merger agreement to merge whereby holders of Cusac common shares would receive one common share of Hawthorne Gold Corp. in exchange for 19 common shares of Cusac. The merger was closed in April, 2008. The quoted market value of Cusac share was $165,789 at March 31, 2008.

The Corporation has designated its marketable securities as available-for-sale and recorded the unrealized losses in other comprehensive income.

The Corporation is exposed to currency risk on the acquisition and exploration expenditures on its properties since it has to settle expenditures either in local currency or U.S. dollars. The Corporation’s expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Use of Financial and Other Instruments

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents.

Outlook

The Corporation will continue to focus the majority of its exploration and development efforts in the United States and Canada for purposes of the acquiring, exploring and developing high-grade gold projects.

The Corporation’s current objective is to advance the Copperstone project towards gold production. The 2008 projects underway at Copperstone include underground mine planning, negotiation of plant construction contracts, drilling to expand the gold resources in two recent discovery areas, and other preparations to commence mine permitting during 2009.

As an Exploration Stage Company the future liquidity of the Corporation will be affected principally by the level of its development and exploration expenditures and by its ability to raise an adequate level of capital through the capital markets. In management’s opinion the Corporation’s current working capital position will be sufficient for purposes of completing its planned exploration programs at the Copperstone, Fenelon and other Canadian exploration assets.

The Corporation will continue to evaluate its funding requirements on a going forward basis in its efforts to meet its future development and growth initiatives.

SUBSEQUENT EVENT

Subsequent to March 31, 2008, 40,000 stock options exercisable at $1.10 and 62,500 stock options exercisable at $1.16 has expired.